Exhibit 17.6

Letter of Resignation
Oded Gilboa

TechCare Corp.
Board of Directors
November 10, 2016

I hereby resigned as CFO of TechCare Corp. f/k/a BreedIT Corp. (the "Registrant"), effective immediately. The reason for my resignation is to permit me to pursue other business matters following the closing of the merger of the Registrant with Novomic Ltd.

I have had no disagreements with the Registrant's operations, policies or practices.

Yours truly,

/s/: Oded Gilboa
Oded Gilboa